

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 9, 2007

Mr. Steven D. Foster
Chief Financial Officer
Parallel Petroleum Corporation
1004 N. Big Spring, Suite 400
Midland, Texas 79701

> **Re: Parallel Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed May 9, 2007**
> **Response Letter Dated June 27, 2007**
> **File No. 000-13305**

Dear Mr. Foster:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft Form 10-K/A for the Fiscal Year Ended December 31, 2006

Supplemental Oil and Natural Gas Reserve Data, page F-29

1.   We have read your response to prior comment one from our letter dated June 14, 2007, concerning the undrilled units factored into your reserve determinations. We note that you have concluded that reserve quantities and related amounts associated with the Wolfcamp PUD locations are not material. Based on the information provided in you response, we will not object to your conclusion. However, as previously discussed, you should limit estimates of proved undeveloped reserves from future horizontal wells to two parallel offset wells to a productive horizontal well.   Please confirm that in the future you will limit proved undeveloped reserves from horizontal wells to these amounts unless you have demonstrated productive continuity through pressure communication

between wells more than an offset location away and on either side of a future horizontal well.

General

2.   Please proceed with filing your Form 10-K amendment, incorporating all appropriate revisions proposed in your response letters dated May 02, 2007, May 24, 2007 and June 27, 2007.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: Mr. Thomas W. Ortloff – Legal Counsel